                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            --------------------

                                AMENDMENT NO. 4

                                       to

                                 SCHEDULE 14D-1


              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                      and

                                  SCHEDULE 13D
                   under the Securities Exchange Act of 1934

                            --------------------

                           TRIAD SYSTEMS CORPORATION
                           (Name of Subject Company)

                            --------------------

                             CCI ACQUISITION CORP.

                          COOPERATIVE COMPUTING, INC.
                                   (Bidders)

                            --------------------

                         Common Stock, $.001 par value
                         (Title of Class of Securities)

                            --------------------

                                  895818 20 1
                     (CUSIP number of Class of Securities)

                            --------------------

                            Lawrence D. Stuart, Jr.
                     Hicks, Muse, Tate & Furst Incorporated
                         200 Crescent Court, Suite 1600
                            Dallas, Texas 75201-6950

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Bidders)

                            --------------------

                                    Copy to:
                            Thomas A. Roberts, Esq.
                             David A. Bryson, Esq.
                           Weil, Gotshal & Manges LLP
                         100 Crescent Court, Suite 1300
                            Dallas, Texas 75201-6950

                            --------------------

                           CALCULATION OF FILING FEE

================================================================================
         TRANSACTION VALUATION*                   AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
              $182,232,844                               $36,447
================================================================================

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase, at a price per Share of $9.25 in cash, of the 17,749,158 shares of common stock, $.001 par value ("Shares"), of the Company issued and outstanding as of September 30, 1996, 1,838,190 Shares issuable upon the exercise of outstanding options, and an estimated 113,500 Shares issuable under the subject company's 1990 Employee Stock Purchase Plan.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount Previously Paid:  $36,447          Filing Party:  CCI Acquisition Corp.
Form or Registration No.: Schedule 14D-1              and Cooperative Computing,
                         and Schedule 13D             Inc.
                                          Date Filed: October 23, 1996


                               Page 1 of 10 Pages
                       Exhibit Index is located on Page 4

                                  TENDER OFFER

       This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule 14D-1 and the Statement on Schedule 13D filed on October 23, 1996 by CCI Acquisition Corp., a Delaware corporation ("Purchaser"), and Cooperative Computing, Inc., a Texas corporation ("Parent"), as amended by Amendment No. 1 filed on November 21, 1996, Amendment No. 2 filed on December 12, 1996 and Amendment No. 3 filed on January 2, 1997 (as amended, the "Statement"), relating to the offer by Purchaser to purchase all outstanding shares of common stock, $.001 par value (the "Shares"), of Triad Systems Corporation (the "Company"), at $9.25 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 23, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were attached to the Statement as Exhibits (a)(1) and (a)(2), respectively (which collectively constitute the "Offer").

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The response to Item 4(b) is supplemented as follows:

        Pursuant to a Letter Agreement dated January 15, 1997, The Chase Manhattan Bank has extended its commitment to provide the debt financing for the transaction through February 20, 1997. The foregoing summary of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, a copy of which is attached hereto as Exhibit (b)(2) and incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

       The information set forth under Item 5(a)-(e) is amended and supplemented by the addition of the following:

        On January 15, 1997, Purchaser, Parent and the Company entered into the First Amendment to Agreement and Plan of Merger (the "First Amendment"). Pursuant to the First Amendment, the final date for the consummation of the Offer by Purchaser was extended to February 20, 1997 (the 120th day following the commencement of the Offer). Previously, the Merger Agreement provided that the final date was to be January 21, 1997 (the 90th day following commencement). The First Amendment effected a corresponding change to the termination provisions of the Merger Agreement. In addition, the First Amendment amended the Merger Agreement to extend the final date for the consummation of the Merger to the 45th day following the comsummation of the tender offer. Previously, the Merger Agreement provided that the final date for the consummation of the Merger was February 18, 1997.

       The foregoing summary of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, a copy of which is attached hereto as Exhibit (c)(4) and incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

       Item 7 is amended and supplemented as set forth in Item 5 above.

ITEM 10.  ADDITIONAL INFORMATION.

       The response to Item 10(f) is supplemented as follows:

       On January 16, 1997, Parent and Purchaser issued a joint press release, the text of which is attached hereto as exhibit (a)(13). The third and fourth paragraphs of such press release are incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

       Item 11 of the Statement is supplemented by adding thereto the following information:

       (a)(13)    Text of Press Release, dated January 16, 1997.

       (b)(2) Letter Agreement, dated January 15, 1997, among Purchaser, The Chase Manhattan Bank and Chase Securities Inc.

       (c)(4) First Amendment to Agreement and Plan of Merger, dated January 15, 1997, among Parent, Purchaser and the Company.

                                   SIGNATURES

       After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 16, 1997


                                   CCI ACQUISITION CORP.



                                   By: /s/ PRESTON W. STAATS, JR.
                                      ------------------------------------------
                                   Name:   Preston W. Staats, Jr.
                                        ----------------------------------------
                                   Title:  Executive Vice President
                                         ---------------------------------------


                                   COOPERATIVE COMPUTING, INC.



                                   By: /s/ MATTHEW HALE
                                      ------------------------------------------
                                   Name:   Matthew Hale
                                        ----------------------------------------
                                   Title:  Chief Financial Officer
                                         ---------------------------------------


                                   HICKS, MUSE, TATE & FURST EQUITY FUND III,
                                   L.P.

                                   By:     HM3/GP Partners, L.P., its General
                                           Partner

                                           By:   Hicks Muse GP Partners III,
                                                 L.P., its General Partner

                                                 By:    Hicks Muse Fund III
                                                        Incorporated, its
                                                        General Partner



                                                 By: /s/ LAWRENCE D. STUART,JR.
                                                    ---------------------------
                                                 Name:   Lawrence D. Stuart, Jr.
                                                       ------------------------
                                                 Title:  Managing Director
                                                        -----------------------

                                 EXHIBIT INDEX


Exhibit
-------
99.(a)(13)    Text of Press Release, dated January 16, 1997

99.(b)(2)     Letter Agreement, dated January 15, 1997, among Purchaser, The
              Chase Manhattan Bank and Chase Securities Inc.

99.(c)(4)     First Amendment to Agreement and Plan of Merger, dated January
              15, 1997, among Parent, Purchaser and the Company.
